

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2018

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

      Re: Astronics Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 000-07087

Dear Mr. Burney:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Transportation and Leisure